United States securities and exchange commission logo





                             February 3, 2021

       Jeffrey N. Maggioncalda
       Chief Executive Officer
       Coursera, Inc.
       381 E. Evelyn Ave.
       Mountain View, CA 94041

                                                        Re: Coursera, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
7, 2021
                                                            CIK No. 0001651562

       Dear Mr. Maggioncalda:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted January 7, 2021

       Prospectus Summary, page 1

   1. Please define your reference to "organizations" and clarify whether these are customers in the Enterprise segment.
We note your disclosure elsewhere that the increase in usage was due partly to an
increase in the number of large Enterprise customers. To the extent material, please
quantify the number of large Enterprise customers for each period presented.
   2.                                                   Please define
learners    and    registered learners    and provide more details as to how
you
                                                        determine whether these
learners are active or have recently been engaged with your
                                                        platform. Disclose the
percentage of the registered learners who are paying customers.
 Jeffrey N. Maggioncalda
FirstName  LastNameJeffrey N. Maggioncalda
Coursera, Inc.
Comapany3,NameCoursera,
February    2021         Inc.
February
Page  2 3, 2021 Page 2
FirstName LastName
Risk Factors
Our amended and restated charter that will be in effect upon the closing of this offering will
designate the Court of Chancery    , page 53

3. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts.
         Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model
Enterprise, page 67

4. We note on page 23 that you may offer Enterprise customer subscriptions with more favorable pricing terms in exchange for larger total contract values or longer contract terms. We also note on page F-12 that Degrees revenue is dependent on the number of learners enrolled and the tuition charged by the university partners. Please expand
         MD&A to discuss any trends in your Enterprise subscriptions, such as changes in average number of seats per subscription or price per seat for these subscriptions or tell us why you believe such information is not important for an understanding of your business trends.
Our Attractive Cohort Characteristics, page 69

5. Please provide a Y-axis description with measurements for your Enterprise ARR by
         Enterprise Cohort    graph on page 70.
Comparison of the Years Ended December 31, 2019 and 2020, page 77

6. We note on page 74 that you do not incur content costs for Degrees revenue but that you incur content costs for Consumer and Enterprise revenues. Please disclose and discuss content costs for Consumer and Enterprise revenues, as content costs as a percentage of revenues differ for the Consumer and Enterprise revenues.
Business
Our Solution: A Platform for Delivering World-Class Learning at Scale, page 92

7. Please provide more detail regarding your University Partners and clarify the size and scope of the course offerings they offer in your Consumer and
Enterprise
         segments. Please clarify whether they comprise of a material amount of revenue for each of these segments compared to the Industry Partners. Further, please clarify whether any
         University or Industry Partner generates a material amount of your online course offering revenue, or if you have a concentration of revenue in any particular types of courses.
 Jeffrey N. Maggioncalda
FirstName  LastNameJeffrey N. Maggioncalda
Coursera, Inc.
Comapany3,NameCoursera,
February    2021         Inc.
February
Page  3 3, 2021 Page 3
FirstName LastName
8. In light of the large number of new University Partners that offered online courses through your platform during the pandemic, often for free, please clarify any trends as to whether these new partnerships have generated significant revenues or trends related to converting new free users into paid users. Further, please clarify whether you have experience significant turnover among your University and Industry Partners in recent periods.
Management, page 111

9. We note that your current certificate of incorporation provides separate class voting rights for your preferred stockholders and your common stockholders. It appears that the preferred stockholders have the right to elect 2 directors; common stockholders have the right to elect 1 director; and preferred stockholders, voting on an as-converted basis, and common stockholders elect the remaining directors voting as a single class. Please clarify how the composition of your current board was elected, including which directors were chosen by the preferred stockholder and the common stockholder separate class votes.
         Further, please advise us whether any Series F-1 Preferred Stock was issued, which do not appear to have board voting rights.
10. Please provide more detail about the business and operations of Deeplearning AI Corp.
         and its affiliates. We note that Deeplearning is an Industry Partner and owned by
         Chairman Andrew Ng. Please clarify if there any material conflicts with its business model with those of Coursera, including Deeplearning affiliates such as Worksera.
         Consider adding a risk factor that discusses these conflicts and others such as identification of business opportunities by your directors that are affiliated with venture capital or private equity fund groups given your growth strategy includes acquisitions.
Executive Compensation, page 121

11. With respect to your description of the Equity Awards Acceleration Terms for Messrs.
         Maggioncalda and Hahn, please clarify the requirements needed for the 100% double-
         trigger acceleration to occur. In particular, please clarify whether in addition to a change in control, the executive officers must be terminated without cause. Certain Relationships and Related Party Transactions, page 137

12.      It appears the registration rights pursuant to the Amended and
Restated Investors    Rights
         Agreement survives the IPO. Please file the Amended and Restated
Investors    Rights
         Agreement as an exhibit or advise us why it is not material under Item 601(b) of
         Regulation S-K.
13. Your consulting agreement with Mr. Andrew W. Ng provides for a yearly $1 payment, along with continued scheduled vesting under the Stock Restriction Agreement. Please briefly describe the material terms of the Stock Restriction Agreement as it pertains to Mr.
         Ng and quantify the number and value of the equity awards that have vested since January
         1, 2018 under your consulting agreement.
 Jeffrey N. Maggioncalda
Coursera, Inc.
February 3, 2021
Page 4
Principal and Selling Stockholders, page 141

14. Please disclose the natural person(s) that hold investment and/or voting power over the shares beneficially owned by G Squared and its affiliated funds. Description of Capital Stock, page 143

15. Please briefly describe the requirements of the semi-annual report that assesses your public benefit performance, such as described in Section 366(b) of the Delaware General
         Corporation Law ("DGCL") and Article 11.2 of your bylaws in Exhibit
3.4. Further,
         please clarify that your corporate governance documents do not require a periodic third-
         party certification described in Section 366(c)(3) of the DGCL.
16. You reference that stockholders of a Delaware public benefit corporation may file a derivative lawsuit to enforce the public benefit provisions of your certificate if they collectively own at least 2% of your outstanding shares. However, we note that for shares listed on a national securities exchange, Section 367 of the DGCL allows such derivative suits to be brought by stockholders who own the lesser of (i) 2% of its total outstanding shares, or (ii) ownership of shares with a market value of $2 million or more on the date the action is instituted. Please revise where appropriate. If true, please also clarify that such derivate actions under Section 367 of the DGCL would be subject to your exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court.

Financial Statements
Note 8. Redeemable Convertible Preferred Stock, page F-22

17. Disclose the conversion price and resulting conversion ratio applicable to each series of convertible preferred stock as of the most recent balance sheet date. With respect to each series, please explain to us your consideration of whether the preferred stock was issued with a beneficial conversion feature.
Note 9. Stockholders' Deficit, page F-24

18. Disclose the amount of the charge incurred upon the renegotiation of the terms of the common stock warrants and resolution of the dispute in December 2020, and advise us of the details of your accounting for it.
19. We note on page F-26 that you recognized stock-based compensation expense of $6.2 million in connection with a tender offer. Please disclose the fair value of your common
FirstName LastNameJeffrey N. Maggioncalda
       stock in June 2019 to support the amount of expense recorded. Also disclose and explain
Comapany
       to usNameCoursera,    Inc.
             the facts and circumstances of this transaction including any relationships with the purchaser.
February 3, 2021 Page 4
FirstName LastName
 Jeffrey N. Maggioncalda
FirstName  LastNameJeffrey N. Maggioncalda
Coursera, Inc.
Comapany3,NameCoursera,
February    2021         Inc.
February
Page  5 3, 2021 Page 5
FirstName LastName
20. Regarding the private tender offer, explain to us why the purchaser was willing to pay a price in excess of fair value. Tell us if the purchaser had reasonable knowledge of the relevant facts concerning the Company's operations and financial condition.
21. Please provide us with a breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Recent Sales of Unregistered Securities, page II-3

22. Please briefly describe the intellectual property that was assigned to Coursera in exchange for issuance of 1,346,610 shares of common stock to four individuals. Also, please clarify if any of these individuals are related parties or selling stockholders.
General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Davina K. Kaile, Esq.